Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Preferred and Income Term Fund

811-22699

The Board of the above referenced fund approved an investment policy change which replaces the policy that the Fund is limited in investing up to 40% in non-US issuers with a the policy that the Fund has no limit in investing in non-US issuers.

This is disclosed to the shareholders in the January 31, 2016 Semi-Annual Report.